ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile: (604) 688-8654

Website:  www.accelrate.com

APS – 54	October 26, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

AccelRate Announces Third Quarter Results

First Commercial Product Revenues Recorded in AccelRate’s History

VANCOUVER, British Columbia, October 26, 2005 — AccelRate today announced its financial results for the quarter ended September 30, 2005. All amounts are in CDN dollars, unless otherwise noted.

During the quarter AccelRate recognized total revenues of $105,293 from licenses, royalties and sales of AccelRate® SC “High-Speed” battery chargers. Commercialization of the Company’s industrial line of battery charger products began this quarter following receipt of Underwriter’s Laboratory (UL) certification. Also during the quarter, manufacturing and delivery was initiated, which will allow dealers to place units with customers who will validate and confirm the unique aspects of AccelRate’s “High-Speed” battery charger technology.

“We are thrilled to report our first product revenues in AccelRate’s history, said Reimar Koch, President and Chief Executive Officer, in announcing the Company’s results. “During the quarter we delivered commercial product based on initial orders received from three of our distributors, and with the balance of these orders scheduled to be shipped in the fourth quarter of 2005, we expect to see further improved fourth quarter results.”

Mr. Koch continued, “During the fourth quarter and beyond, we will continue to focus on building acceptance and enthusiasm for our unique battery chargers;  managing our expenses consistent with a growth-oriented commercial entity; and, driving future growth and profitability.”

AccelRate’s complete financial statements may be reviewed at www.sedar.com.

About AccelRate:
AccelRate's proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate's technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate's shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.